Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	339,794
Commissions and underwriting receivables		1,784,464
Receivable from clearing broker		4,582,537
Securities owned, at fair value		609,806
Certificates of deposit		157,373
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $26,699		34,565
Receivable from affiliates		2,900,023
Other assets		279,619
Total assets	$	10,688,181

Liabilities and Members' Equity

Liabilities		
Payable to clearing broker	$	614,602
Securities sold, not yet purchased, at fair value		25,780
Accounts payable and accrued expenses		2,023,567
Total liabilities		2,663,949
Liabilities subordinated to claims of general creditors		4,725,000
Members' equity		3,299,232
Total liabilities and members' equity	$	10,688,181

See Notes to Financial Statements.